[redacted]

*AB 3/3

UNI[TED STATES]
SECURITIES AND E[XCHANGE COMMISSION]
Washington, D.C. 20549

10029257

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67376

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIDS Trading L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Broadway, Suite 1603
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Evan M. Lorch — 212-618-2074
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers L.L.P.
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Evan M. Lorch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIDS Trading, L.P., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CFO
Title

EVELYN HENNIGAR
Notary Public, State of New York
No. 01HE6146760
Qualified in Richmond County
Commission Expires May 22, 2010

Evelyn Hennigar
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIDS Trading L.P.

Statement of Financial Condition
December 31, 2009

BIDS Trading L.P.
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
BIDS Trading L.P.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BIDS Trading L.P. (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2010

BIDS Trading L.P.
Statement of Financial Condition
December 31, 2009

Assets	
Cash	$ 4,643,240
Receivables from brokers and dealers	1,453,677
Other assets	300,000
Due from Parent	51,549
Total assets	$ 6,448,466
Liabilities and Partners' Capital	
Accounts payable	$ 1,352,578
Due to Parent	1,709,388
Total liabilities	3,061,966
Commitments and contingencies (Note 6)	
Partners' capital	
General partner	1
Limited partners	3,386,499
Total partners' capital	3,386,500
Total liabilities and partners' capital	$ 6,448,466

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

BIDS Trading L.P. (the "Company") was formed as a Delaware limited partnership on June 14, 2006. The Company is an agency broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is a subsidiary of BIDS Holdings L.P. (the "Parent") and BIDS Holdings G.P., LLC. The Parent is owned by 12 broker/dealers or their affiliates (the "Broker/Dealer Owners") and NYSE Euronext, Inc. The Broker/Dealer Owners execute trades on which the Company earns brokerage transaction fees. The Parent has developed a proprietary alternative trading system (the "ATS") which is used by the Company to facilitate the execution of equity securities trades. The ATS facilitates trading between buy-side and sell-side seeking to complete large block orders and generates brokerage transaction fees for the Company for facilitating such transactions.

On September 2, 2009, the Parent formed BIDS Trading Technologies, Ltd, ("BIDS Canada"), a Canadian corporation registered in the province of British Columbia. BIDS Canada is a wholly owned subsidiary of the Parent and is an affiliate of the Company.

2. Significant Accounting Policies

New Accounting Pronouncements
In July 2009, the FASB approved the FASB Accounting Standards Codification ("ASC") as the single source of accounting principles generally accepted in the United States of America. While the Codification did not change accounting principles generally accepted in the United States of America, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The Company began to use the Codification on the effective date and has been reflected in the notes to the financial statements.

Use of Estimates
The preparation of this financial statement, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Income Taxes
As a partnership, the Company is not subject to U.S. Federal Income taxes. In general, each partner is individually liable for income taxes, if any, on its share of the Company's net taxable income. The Company is subject to the New York City Unincorporated Business Tax ("UBT").

Income taxes are provided under the provisions of ASC Section 740, Income Taxes. Any net loss carryover will result in a deferred tax asset, which will be available to offset against future profits, if and when they arise. Valuation allowances are established for deferred tax assets when it is more likely than not they will not be realized.

The Company adopted the ASC's guidance on accounting for uncertainty in income taxes. This guidance provides how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This guidance also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense in the current year. For the year ended December 31, 2009, the adoption of this ASC guidance had no impact and no provision for uncertain tax position is required in the Company's financial statements. The following are the major tax jurisdictions for the Company and the earliest tax year subject to examination: United States–2006, New York State–2006, New York City–2006.

3. Value of Financial Instruments

The fair value of the Company's financial instruments, including receivables from brokers and dealers and accounts payables, approximates the carrying value due to their short-term nature.

4. Receivables from Brokers and Dealers

Receivables from brokers and dealers represents amounts on deposit with the Company's clearing broker of $100,000 and brokerage transaction fees receivable of $1,353,677. In accordance with the clearing agreement, the clearing broker has the right to charge the Company for certain losses that result from the Company or a counterparty's failure to fulfill certain contractual obligations.

5. Employee Benefit Plan

The Company's employees participate in a 401 (k) profit sharing plan (the "Plan") sponsored by the Parent, which covers substantially all of the employees of the Company. The Company contributes 50% of the employees' contributions up to an annual amount of $8,250 per employee. The Company suspended the contributions and payment for the cost of administrating the Plan in January of 2009; however, the Company may start making contributions again if it so chooses, but is under no obligation to do so. Although the Company is no longer contributing to the Plan, the Plan is still in existence and the employees may continue to make contributions. The cost of administrating the Plan is borne by the employees; the Company has no obligation related to the Plan.

6. Commitments and Contingencies

ASC Section 460, Guarantees, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects risk of loss to be remote.

The parent is a party to a lease agreement for office space. Costs due to this commitment are allocated to the Company based on usage.

The Company is subject to credit risk should the broker/dealers be unable to pay the amount receivable as reflected on the statement of financial condition. However, the Company does not anticipate non-performance by these counterparties.

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash.

7. Related Party Transactions

The Company has entered into a services and expense agreement (the "Agreement") dated December 15, 2006 with its Parent. In connection with the Agreement, the Company may reimburse its Parent for certain expenses paid by the Parent on behalf of the Company. The Agreement also allows the Parent to waive reimbursement of these expenses and recognize them as an additional capital contribution by the Parent to the Company.

Expenses waived have been recognized as equity contributions by the Parent to the Company. In accordance with the Agreement, such waived reimbursement shall no longer be subject to the Agreement and the Parent shall have no further rights with respect to such payment or reimbursements except as a contributor of equity capital to the Company.

The Company has entered into an intercompany agreement with BIDS Canada, its Canadian affiliate. BIDS Canada provides development, support and other services in connection with the ongoing support of the ATS. BIDS Canada charges the Company for its incurred costs plus an agreed upon mark-up.

The Company had the following balances with its Broker/Dealer Owners and NYSE Euronext, Inc. as of December 31, 2009:

Cash	$ 4,643,240
Accounts receivable	981,285
Accounts payable	1,007,799

8. Net Capital Requirements

The Company is is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2009 the Company had net capital of $1,928,231 which was $1,724,100 in excess of the amount required of $204,131. The ratio of aggregate indebtedness to net capital was 1.59 to 1.

9. Exemption from SEC Rule 15c3-3

The Company has claimed exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Partners of
BIDS Trading L.P.:

In planning and performing our audit of the financial statements of BIDS Trading L.P. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

PRICEWATERHOUSECOOPERS

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Partners of
BIDS Trading L.P.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of BIDS Trading L.P. (the "Company") for the period from April 1, 2009 through December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows: Payment dated August 19, 2009 in the amount of $5,336 compared to check number 10834 dated August 25, 2009 obtained from the Company. Payment dated February 23, 2010 in the amount of $10,764 compared to check number 10775 dated February 23, 2010 obtained from the Company. No differences were noted.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2009 less the revenues reported on the Company's Focus Reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the Total revenue amount of $7,483,777 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. No differences were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 3, commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $1,043,903 to December 31, 2009 audited trial balance obtained from the Company. No differences were noted.

PRICEWATERHOUSECOOPERS

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $6,439,874 and $16,100, respectively of the Form SIPC-7T. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067376 FINRA DEC
BIDS TRADING LP 5*5
111 BROADWAY RM 1603
NEW YORK NY 10006-1929

SEC Mail Processing Section
MAR 01 2010
Washington, DC
105

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Evan Lorch 212-618-2074

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 16,100

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (5,336)

8/19/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 10,764

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 10,764

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 10,764

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BIDS Trading L.P.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22 day of February, 2010.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,483,777
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,043,903
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,043,903
2d. SIPC Net Operating Revenues	$ 6,439,874
2e. General Assessment @ .0025	$ 16,100

(to page 1 but not less than $150 minimum)